Exhibit 99.1

TransAlta Responds to Continued Energy-Only Market in Alberta

CALGARY, July 25, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) today commented on the Government of Alberta's announcement that the energy-only market framework in Alberta will be maintained.

The promise by the Government of Alberta to deliver a decision on market structure within 90 days was fulfilled, thereby reducing significant uncertainty for TransAlta in assessing investment decisions in the Alberta power generation market. The Company has undertaken a review of its future investment decisions on coal-to-gas conversions and repowering through hybrid investments, as well as the impacts on our hydro and wind assets, under an energy-only market. This review has confirmed that our strategy to convert the coal fleet to natural gas remains unchanged. The Company will provide more details of its strategy at its investor day to be held on September 16, 2019.

The energy-only market has been in place in Alberta since 2000. The structure provides stability and ensures a competitive framework to be able to assess investment opportunities in Alberta. TransAlta is now in a position to make key investment decisions as it transitions to gas and continues to provide affordable and clean power for Alberta consumers for decades to come. The $750 million in capital raised earlier in 2019 can now be put to work in Alberta for the benefit of investors and customers.

TransAlta is well positioned to continue on the path to become Canada's leading gas and renewables generator by 2025.

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at www.transalta.com.

Forward Looking Statement

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to: the Company's investor day; being able to conclude and announce  key investment decisions at the investor day, and that such decisions will ensure affordable and clean power for Alberta consumers; the market will support TransAlta's ability to generate power competitively; the closing of the $750 million capital investment, including the $400 million preferred share subscription scheduled to close in October 2020; and becoming Canada's leading gas and renewables generator by 2025 .  The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements, which include: fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; the closing of the $750 million investment and the satisfaction of all closing conditions associated with the $400 million preferred share subscription in October 2020; changes in the current or anticipated legislative, regulatory and political environments; environmental requirements and changes in, or liabilities under, these requirements; and other risks and uncertainties contained in the Company's Management Proxy Circular dated March 26, 2019 and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2018, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2019/25/c9047.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 14:06e 25-JUL-19